SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Box, Inc.

(Name of Subject Company (Issuer))

Box, Inc.

(Names of Filing Persons (Issuer and Offeror))

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

10316T104

(CUSIP Number of Class of Securities)

Aaron Levie, Chief Executive Officer

Dylan Smith, Chief Financial Officer

Box, Inc.

900 Jefferson Ave.

Redwood City, California 94063

(877) 729-4269

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person)

Copies to:

Jose F. Macias, Esq.

Michael A. Occhiolini, Esq.

Lauren Lichtblau, Esq.

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, California 94304

(650) 493-9300

CALCULATION OF REGISTRATION FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)
$500,000,000	$54,550.00

(1)

Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase for not more than $500 million in aggregate value of shares of Class A common stock of Box, Inc.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, equals $109.10 per $1,000,000 of the value of the transaction.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Issuer Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Box, Inc., a Delaware corporation (“Box” or the “Company”), to purchase for cash up to $500 million in value of shares of Class A Common Stock, par value $0.0001 per share (each, a “Share,” and collectively, the “Shares”), of the Company at price of not less than $22.75 and not greater than $25.75 per Share, to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 2, 2021 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as they may be amended and supplemented from time to time, the “Offer”), a copy of which is attached hereto as Exhibit (a)(1)(B).

This Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934 (as amended, the “Exchange Act”).

All information in the Offer to Purchase and the related Letter of Transmittal hereby is expressly incorporated by reference in answer to all items in this Schedule TO, and as more particularly set forth below.

Item 1. Summary Term Sheet

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information

(a)    Name and address. The name of the subject company and the issuer of the securities to which this Schedule TO relates is Box, Inc., a Delaware corporation, and the address of its principal executive office is 900 Jefferson Ave., Redwood City CA 94063. The telephone number at such principal executive office is (877) 729-4269.

(b)    Securities. The information set forth in the Offer to Purchase under the section captioned “Introduction” and Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) is incorporated herein by reference.

(c)    Trading market and price. The information set forth in the Offer to Purchase under Section 8 (“Price Range of the Shares; Dividends”) is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

(a)    Name and address. The Company is the filing person. The Company’s address and telephone number are set forth in Item 2(a) above. The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 4. Terms of the Transaction

(a)    Material terms. The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

•	“Summary Term Sheet”;

•	Section 1 (“Number of Shares; Purchase Price; Proration”);

•	Section 2 (“Purpose of the Offer; Certain Effects of the Offer”);

•	Section 3 (“Procedures for Tendering Shares”);

•	Section 4 (“Withdrawal Rights”);

•	Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•	Section 6 (“Conditional Tender of Shares”);

•	Section 7 (“Conditions of the Offer”);

•	Section 9 (“Source and Amount of Funds”);

•	Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”);

•	Section 12 (“Effects of the Offer on the Market for Shares; Registration under the Exchange Act”);

•	Section 14 (“Material U.S. Federal Income Tax Consequences”); and

•	Section 15 (“Extension of the Offer; Termination; Amendment”).

(b)    Purchases. The information in Section 11 of the Offer to Purchase (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(e)    Agreements involving the subject company’s securities. The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference. The terms and conditions of the equity incentive plans, awards and related agreements attached hereto or incorporated by reference as Exhibits (d)(1) through (d)(13) are incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

(a)    Purposes. The information set forth in the Offer to Purchase under the section captioned “Summary Term Sheet” and Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) is incorporated herein by reference.

(b)    Use of securities acquired. The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) is incorporated herein by reference.

(c)    Plans. The information set forth in the Offer to Purchase under the section captioned “Summary Term Sheet” and Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration

(a)    Source of funds. The information set forth in the Offer to Purchase under Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.

(b)    Conditions. The information set forth in the Offer to Purchase under Section 1 (“Number of Shares; Purchase Price; Proration”), Section 7 (“Conditions of the Offer”) and Section 9 (“Source and Amount of Funds”) is incorporated herein by reference. The Company has no alternative financing arrangements or financing plans with respect to the Offer.

(d)    Borrowed funds. No part of the funds or other consideration required for the Offer is, or is expected, to be borrowed, directly or indirectly, for the purpose of the Offer.

Item 8. Interest in Securities of the Subject Company

(a)    Securities ownership. The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

(b)    Securities transactions. The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used

(a)    Solicitations or recommendations. The information set forth in the Offer to Purchase under Section 16 (“Fees and Expenses”) is incorporated herein by reference.

Item 10. Financial Statements

(a)    Not applicable.

(b)    Not applicable.

Item 11. Additional Information

(a)    Agreements, regulatory requirements and legal proceedings. The information set forth in the Offer to Purchase under Section 10 (“Certain Information Concerning Box”), Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), Section 12 (“Effects of the Offer on the Market for Shares; Registration under the Exchange Act”) and Section 13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(c)    Other material information. The information set forth in the Offer to Purchase and the related Letter of Transmittal, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12. Exhibits

Exhibit

(a)(1)(A)	Offer to Purchase, dated June 2, 2021.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 2, 2021.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 2, 2021.*

(a)(1)(F)	Summary Advertisement, dated June 2, 2021*

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)(A)	Press release announcing Tender Offer, dated June 2, 2021.*

(a)(5)(B)	Excerpts from First Quarter Fiscal 2022 Earnings Call, dated May 27, 2021 (incorporated by reference to Exhibit 99.1 to the Company’s Schedule TO-C filed May 28, 2021).

(a)(5)(C)	Press release issued by Box, Inc., dated May 27, 2021, regarding the Company’s financial results for the quarter ended April 30, 2021 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed May 27, 2021).

(a)(5)(D)	Press Release, dated May 12, 2021 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed May 18, 2021).

(a)(5)(E)	Press Release dated May 17, 2021 (incorporated by reference to Exhibit 99.1 to the Company’s Schedule TO-C filed May 17, 2021).

(a)(5)(F)	Press Release dated May 12, 2021 (incorporated by reference to Exhibit 99.1 to the Company’s Schedule TO-C filed May 12, 2021).

(a)(5)(G)	Press Release dated May 10, 2021 (incorporated by reference to Exhibit 99.1 to the Company’s Schedule TO-C filed May 10, 2021).

(a)(5)(H)	Press Release, dated May 3, 2021 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed May 4, 2021).

(a)(5)(I)	Press Release, dated April 8, 2021 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed April 8, 2021).

(b)	Not Applicable.

(d)(1)	Form of Indemnification Agreement between the Company and each of its directors and executive officers (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1/A filed July 7, 2014).

(d)(2)	Box, Inc. 2015 Equity Incentive Plan and related form agreements (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-1/A filed January 9, 2015).

(d)(3)	Box, Inc. 2015 Employee Stock Purchase Plan and related form agreements (incorporated by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-8 filed March 12, 2021).

(d)(4)	Box, Inc. Amended 2015 Equity Incentive Plan Form of Global Restricted Stock Unit Agreement (incorporated by reference to Exhibit 99.3 to the Company’s Registration Statement on Form S-8 filed March 12, 2021).

Exhibit

(d)(5)	Box, Inc. 2011 Equity Incentive Plan and related form agreements (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-1/A filed January 9, 2015).

(d)(6)	Box, Inc. 2006 Stock Incentive Plan and related form agreements (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1/A filed January 9, 2015).

(d)(7)	Box, Inc. Executive Incentive Plan (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form S-1/A filed July 7, 2014).

(d)(8)	Box, Inc. Outside Director Compensation Policy, amended and restated on May 1, 2021.*

(d)(9)	Form of Change in Control and Severance Agreement between the Company and each of Aaron Levie, Dylan Smith, Stephanie Carullo and certain of its executive officers (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form S-1/A filed December 10, 2014).

(d)(10)	Form of Change in Control and Severance Agreement between the Company and certain of its executive officers (incorporated by reference to Exhibit 10.7A to the Company’s Registration Statement on Form S-1/A filed December 10, 2014).

(d)(11)	Offer Letter between the Company and Aaron Levie, dated as of December 19, 2014 (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form S-1/A filed January 9, 2015).

(d)(12)	Offer Letter between the Company and Dylan Smith, dated as of December 19, 2014 (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form S-1/A filed January 9, 2015).

(d)(13)	Offer Letter between Box, Inc. and Stephanie Carullo, dated July 7, 2017 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed July 12, 2017).

(d)(14)	Investment Agreement, dated April 7, 2021, by and among Box, Inc. and Powell Investors III L.P., KKR-Milton Credit Holdings L.P., KKR-NYC Credit C L.P., Tailored Opportunistic Credit Fund, CPS Holdings (US) L.P. and CPS Holdings (US) L.P. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed April 8, 2021).

(d)(15)	Registration Rights Agreement, dated May 12, 2021, by and among the Company and ALOHA European Credit Fund, L.P., Centerbridge Credit Partners Master, L.P., Centerbridge Special Credit Partners III-Flex, L.P., CPS Holdings (US) L.P., Future Fund Board of Guardians, Illinois State Board of Investment, Indiana Public Retirement System, Kennedy Lewis Capital Partners Master Fund II L.P., KKR-Milton Credit Holdings L.P., KKR-NYC Credit C L.P., OHA AD Customized Credit Fund (International), L.P., OHA Artesian Customized Credit Fund I, L.P., OHA BCSS SSD II, L.P., OHA Black Bear Fund, L.P., OHA Centre Street Partnership, L.P., OHA Credit Solutions Master Fund II SPV, L.P., OHA Delaware Customized Credit Fund Holdings, L.P., OHA Delaware Customized Credit Fund-F, L.P., OHA Dynamic Credit ORCA Fund, L.P., OHA Enhanced Credit Strategies Master Fund, L.P., OHA KC Customized Credit Master Fund, L.P., OHA MPS SSD II, L.P., OHA SA Customized Credit Fund, L.P., OHA Strategic Credit Master Fund II, L.P., OHA Structured Products Master Fund D, L.P., OHA Tactical Investment Master Fund, L.P., OHAT Credit Fund, L.P., Powell Investors III L.P., Tailored Opportunistic Credit Fund, The Coca-Cola Company Master Retirement Trust (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed May 18, 2021).

(d)(16)	Joinder Agreement, dated May 12, 2021, by and among the Company, Powell Investors III L.P., a Cayman Islands exempted limited partnership, KKR-Milton Credit Holdings L.P., a Cayman Islands exempted limited partnership, KKR-NYC Credit C L.P., a Delaware limited partnership, Tailored Opportunistic Credit Fund, an Australian trust and CPS Holdings (US) L.P., a Delaware limited partnership, and ALOHA European Credit Fund, L.P., Centerbridge Credit Partners Master, L.P., Centerbridge Special Credit Partners III-Flex, L.P., Future Fund Board of Guardians, Illinois State Board of Investment, Indiana Public Retirement System, Kennedy Lewis Capital Partners Master Fund II L.P., OHA AD Customized Credit Fund (International), L.P., OHA Artesian

Exhibit
Customized Credit Fund I, L.P., OHA BCSS SSD II, L.P., OHA Black Bear Fund, L.P., OHA Centre Street Partnership, L.P., OHA Credit Solutions Master Fund II SPV, L.P., OHA Delaware Customized Credit Fund Holdings, L.P., OHA Delaware Customized Credit Fund-F, L.P., OHA Dynamic Credit ORCA Fund, L.P., OHA Enhanced Credit Strategies Master Fund, L.P., OHA KC Customized Credit Master Fund, L.P., OHA MPS SSD II, L.P., OHA SA Customized Credit Fund, L.P., OHA Strategic Credit Master Fund II, L.P., OHA Structured Products Master Fund D, L.P., OHA Tactical Investment Master Fund, L.P., OHAT Credit Fund, L.P., The Coca-Cola Company Master Retirement Trust (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed May 18, 2021).

(d)(17)	Waiver of Investment Agreement, dated May 13, 2021, by the Company (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed May 18, 2021).

(g)	Not Applicable.

(h)	Not Applicable.

*	Filed herewith.

Item 13. Information required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BOX, INC.

By: /s/ Dylan Smith
Name:	Dylan Smith
Title:	Chief Financial Officer

Dated: June 2, 2021

EXHIBIT INDEX

Exhibit

(a)(1)(A)	Offer to Purchase, dated June 2, 2021.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 2, 2021.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 2, 2021.*

(a)(1)(F)	Summary Advertisement, dated June 2, 2021*

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)(A)	Press release announcing Tender Offer, dated June 2, 2021.*

(a)(5)(B)	Excerpts from First Quarter Fiscal 2022 Earnings Call, dated May 27, 2021 (incorporated by reference to Exhibit 99.1 to the Company’s Schedule TO-C filed May 28, 2021).

(a)(5)(C)	Press release issued by Box, Inc., dated May 27, 2021, regarding the Company’s financial results for the quarter ended April 30, 2021 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed May 27, 2021).

(a)(5)(D)	Press Release, dated May 12, 2021 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed May 18, 2021).

(a)(5)(E)	Press Release dated May 17, 2021 (incorporated by reference to Exhibit 99.1 to the Company’s Schedule TO-C filed May 17, 2021).

(a)(5)(F)	Press Release dated May 12, 2021 (incorporated by reference to Exhibit 99.1 to the Company’s Schedule TO-C filed May 12, 2021).

(a)(5)(G)	Press Release dated May 10, 2021 (incorporated by reference to Exhibit 99.1 to the Company’s Schedule TO-C filed May 10, 2021).

(a)(5)(H)	Press Release, dated May 3, 2021 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed May 4, 2021).

(a)(5)(I)	Press Release, dated April 8, 2021 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed April 8, 2021).

(b)	Not Applicable.

(d)(1)	Form of Indemnification Agreement between the Company and each of its directors and executive officers (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1/A filed July 7, 2014).

(d)(2)	Box, Inc. 2015 Equity Incentive Plan and related form agreements (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-1/A filed January 9, 2015).

(d)(3)	Box, Inc. 2015 Employee Stock Purchase Plan and related form agreements (incorporated by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-8 filed March 12, 2021).

(d)(4)	Box, Inc. Amended 2015 Equity Incentive Plan Form of Global Restricted Stock Unit Agreement (incorporated by reference to Exhibit 99.3 to the Company’s Registration Statement on Form S-8 filed March 12, 2021).

Exhibit

(d)(5)	Box, Inc. 2011 Equity Incentive Plan and related form agreements (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-1/A filed January 9, 2015).

(d)(6)	Box, Inc. 2006 Stock Incentive Plan and related form agreements (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1/A filed January 9, 2015).

(d)(7)	Box, Inc. Executive Incentive Plan (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form S-1/A filed July 7, 2014).

(d)(8)	Box, Inc. Outside Director Compensation Policy, amended and restated on May 1, 2021.*

(d)(9)	Form of Change in Control and Severance Agreement between the Company and each of Aaron Levie, Dylan Smith, Stephanie Carullo and certain of its executive officers (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form S-1/A filed December 10, 2014).

(d)(10)	Form of Change in Control and Severance Agreement between the Company and certain of its executive officers (incorporated by reference to Exhibit 10.7A to the Company’s Registration Statement on Form S-1/A filed December 10, 2014).

(d)(11)	Offer Letter between the Company and Aaron Levie, dated as of December 19, 2014 (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form S-1/A filed January 9, 2015).

(d)(12)	Offer Letter between the Company and Dylan Smith, dated as of December 19, 2014 (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form S-1/A filed January 9, 2015).

(d)(13)	Offer Letter between Box, Inc. and Stephanie Carullo, dated July 7, 2017 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed July 12, 2017).

(d)(14)	Investment Agreement, dated April 7, 2021, by and among Box, Inc. and Powell Investors III L.P., KKR-Milton Credit Holdings L.P., KKR-NYC Credit C L.P., Tailored Opportunistic Credit Fund, CPS Holdings (US) L.P. and CPS Holdings (US) L.P. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed April 8, 2021).

(d)(15)	Registration Rights Agreement, dated May 12, 2021, by and among the Company and ALOHA European Credit Fund, L.P., Centerbridge Credit Partners Master, L.P., Centerbridge Special Credit Partners III-Flex, L.P., CPS Holdings (US) L.P., Future Fund Board of Guardians, Illinois State Board of Investment, Indiana Public Retirement System, Kennedy Lewis Capital Partners Master Fund II L.P., KKR-Milton Credit Holdings L.P., KKR-NYC Credit C L.P., OHA AD Customized Credit Fund (International), L.P., OHA Artesian Customized Credit Fund I, L.P., OHA BCSS SSD II, L.P., OHA Black Bear Fund, L.P., OHA Centre Street Partnership, L.P., OHA Credit Solutions Master Fund II SPV, L.P., OHA Delaware Customized Credit Fund Holdings, L.P., OHA Delaware Customized Credit Fund-F, L.P., OHA Dynamic Credit ORCA Fund, L.P., OHA Enhanced Credit Strategies Master Fund, L.P., OHA KC Customized Credit Master Fund, L.P., OHA MPS SSD II, L.P., OHA SA Customized Credit Fund, L.P., OHA Strategic Credit Master Fund II, L.P., OHA Structured Products Master Fund D, L.P., OHA Tactical Investment Master Fund, L.P., OHAT Credit Fund, L.P., Powell Investors III L.P., Tailored Opportunistic Credit Fund, The Coca-Cola Company Master Retirement Trust (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed May 18, 2021).

(d)(16)	Joinder Agreement, dated May 12, 2021, by and among the Company, Powell Investors III L.P., a Cayman Islands exempted limited partnership, KKR-Milton Credit Holdings L.P., a Cayman Islands exempted limited partnership, KKR-NYC Credit C L.P., a Delaware limited partnership, Tailored Opportunistic Credit Fund, an Australian trust and CPS Holdings (US) L.P., a Delaware limited partnership, and ALOHA European Credit Fund, L.P., Centerbridge Credit Partners Master, L.P., Centerbridge Special Credit Partners III-Flex, L.P., Future Fund Board of Guardians, Illinois State Board of Investment, Indiana Public Retirement System, Kennedy Lewis Capital Partners Master Fund II L.P., OHA AD Customized Credit Fund (International), L.P., OHA Artesian

Exhibit
Customized Credit Fund I, L.P., OHA BCSS SSD II, L.P., OHA Black Bear Fund, L.P., OHA Centre Street Partnership, L.P., OHA Credit Solutions Master Fund II SPV, L.P., OHA Delaware Customized Credit Fund Holdings, L.P., OHA Delaware Customized Credit Fund-F, L.P., OHA Dynamic Credit ORCA Fund, L.P., OHA Enhanced Credit Strategies Master Fund, L.P., OHA KC Customized Credit Master Fund, L.P., OHA MPS SSD II, L.P., OHA SA Customized Credit Fund, L.P., OHA Strategic Credit Master Fund II, L.P., OHA Structured Products Master Fund D, L.P., OHA Tactical Investment Master Fund, L.P., OHAT Credit Fund, L.P., The Coca-Cola Company Master Retirement Trust (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed May 18, 2021).

(d)(17)	Waiver of Investment Agreement, dated May 13, 2021, by the Company (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed May 18, 2021).

(g)	Not Applicable.

(h)	Not Applicable.

*	Filed herewith.